Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

Date: September 9, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 9, 2019

HILLENBRAND, INC.

(Exact Name of Registrant as Specified in Charter)

Indiana	1-33794	26-1342272
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Batesville Boulevard
Batesville, Indiana	47006
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:   (812) 934-7500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, without par value	HI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

Financial Information Related to Milacron Transaction

Hillenbrand, Inc. (“Hillenbrand”) is filing this Current Report on Form 8-K to provide certain financial information with respect to Milacron Holdings Corp. (“Milacron”) and Hillenbrand’s proposed acquisition of Milacron. As previously disclosed in its Current Report on Form 8-K filed on July 16, 2019, Hillenbrand and Bengal Delaware Holding Corporation, a Delaware corporation and a wholly-owned subsidiary of Hillenbrand (“Merger Sub”), entered into an Agreement and Plan of Merger dated July 12, 2019 (the “Merger Agreement”) with Milacron. The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Milacron, with Milacron surviving as a wholly owned subsidiary of Hillenbrand.

Included in this Current Report on Form 8-K are (a) the audited consolidated balance sheets of Milacron as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2018, 2017 and 2016, and the notes related thereto, which are included as Exhibit 99.1 (incorporated by reference to Item 8 of Exhibit 99.1 to Milacron’s Current Report on Form 8-K filed on September 6, 2019), (b) the unaudited condensed consolidated balance sheets of Milacron as of June 30, 2019 and December 31, 2018, and the related unaudited condensed consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the six months ended June 30, 2019 and 2018 and the notes related thereto, which are included as Exhibit 99.2 (incorporated by reference to Milacron’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019), and (c) the unaudited pro forma condensed combined financial information of Hillenbrand giving effect to the acquisition of Milacron, which includes the unaudited pro forma condensed combined balance sheet as of June 30, 2019 and the unaudited pro forma condensed combined statement of income for the nine months ended June 30, 2019 and year ended September 30, 2018, and the notes related thereto, which are included as Exhibit 99.3.

Also included in this Current Report on Form 8-K is the consent of Ernst & Young, LLP, Milacron’s independent registered public accounting firm, consenting to the incorporation by reference in certain of Hillenbrand’s Registration Statements of its reports forming part of Exhibit 99.1, which is included as Exhibit 23.1.

The pro forma financial information included in this Current Report on Form 8-K has been presented for informational purposes only. It does not purport to represent the actual results of operations that Hillenbrand and Milacron would have achieved had the companies been combined during the periods presented in the pro forma financial information and is not intended to project the future results of operations that the combined company may achieve after Hillenbrand’s pending acquisition of Milacron is consummated.

Cautionary Statement

This report contains statements, including statements regarding the proposed acquisition of Milacron by Hillenbrand that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the Proposed Transaction, Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000 .

Participants in the Solicitation

Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction. Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.

Item 9.01.	Financial Statements and Exhibits.

(a)	Financial statements

Audited consolidated balance sheets of Milacron as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2018, 2017 and 2016, and the notes related thereto (incorporated by reference to Item 8 of Exhibit 99.1 to Milacron’s Current Report on Form 8-K filed on September 6, 2019).

Unaudited condensed consolidated balance sheets of Milacron as of June 30, 2019 and December 31, 2018, and the related unaudited condensed consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the six months ended June 30, 2019 and 2018, and the notes related thereto (incorporated by reference to Milacron’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019).

(b)	Pro forma financial information

Unaudited pro forma condensed combined financial information of Hillenbrand giving effect to the acquisition of Milacron, which includes the unaudited pro forma condensed combined balance sheet as of June 30, 2019 and the unaudited pro forma condensed combined statement of income for the nine months ended June 30, 2019 and year ended September 30, 2018, and the notes related thereto.

(d)	Exhibits.

Exhibit No.	Description of Exhibit

23.1	Consent of Ernst & Young, LLP, independent registered public accounting firm of Milacron
99.1	Audited consolidated balance sheets of Milacron as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2018, 2017 and 2016, and the notes related thereto (incorporated by reference to Item 8 of Exhibit 99.1 to Milacron’s Current Report on Form 8-K filed on September 6, 2019)
99.2	Unaudited condensed consolidated balance sheets of Milacron as of June 30, 2019 and December 31, 2018, and the related unaudited condensed consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the six months ended June 30, 2019 and 2018, and the notes related thereto (incorporated by reference to Milacron’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019)
99.3	Unaudited pro forma condensed combined financial information of Hillenbrand giving effect to the acquisition of Milacron, which includes the unaudited pro forma condensed combined balance sheet as of June 30, 2019 and the unaudited pro forma condensed combined statement of income for the nine months ended June 30, 2019 and year ended September 30, 2018, and the notes related thereto
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2019	HILLENBRAND, INC.

	By:	/s/ Kristina A. Cerniglia
	Name:	Kristina A. Cerniglia
	Title:	Senior Vice President and Chief Financial Officer (principal financial officer)

	By:	/s/ Timothy C. Ryan
	Name:	Timothy C. Ryan
	Title:	Vice President, Controller and Chief Accounting Officer (principal accounting officer)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Hillenbrand, Inc. Current Report on Form 8-K pertaining to Financial Information Related to Milacron Transaction and in the Registration Statement on Forms S-8 (Nos. 333-194367, 333-149893 and 333-167508) of Hillenbrand, Inc., of our report dated February 28, 2019, except for the effects of discontinued operations discussed in Note 2, and Note 17, as to which the date is September 6, 2019, with respect to the consolidated financial statements and schedule of Milacron Holdings Corp. included in the Milacron Holdings Corp. Current Report on Form 8-K dated September 6, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio

September 9, 2019

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On July 12, 2019, Hillenbrand Inc. ("Hillenbrand") entered into a definitive agreement to acquire Milacron Holdings Corp. ("Milacron") in a cash and stock transaction valued at approximately $2 billion, including debt, net of cash on hand. The transaction, which is expected to close in the first calendar quarter of 2020, is subject to customary closing conditions and regulatory approvals, including the approval of stockholders of Milacron.

Under the terms of the agreement, Milacron stockholders will receive $11.80 in cash and a fixed exchange ratio of 0.1612 shares of Hillenbrand common stock for each share of Milacron common stock they own. Upon closing, Hillenbrand shareholders will own approximately 84% of the combined company, and Milacron stockholders will own approximately 16%.

The following unaudited pro forma condensed combined statements of income of Hillenbrand for the nine months ended June 30, 2019 and the fiscal year ended September 30, 2018 combine the historical consolidated statements of income of Hillenbrand and Milacron, giving effect to the transaction as if it had been completed on October 1, 2017. The following unaudited pro forma condensed combined balance sheet of Hillenbrand as of June 30, 2019, combines the historical consolidated balance sheets of Hillenbrand and Milacron, giving effect to the transaction as if it had been completed on June 30, 2019.

The following unaudited pro forma condensed combined financial statements of Hillenbrand include adjustments for the following:

•	certain reclassifications to conform the historical financial statement presentations of Hillenbrand and Milacron;
•	application of the acquisition method of accounting under the provisions of the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 805, Business Combinations, to reflect the estimated consideration transferred of approximately $2 billion, including debt, net of cash on hand, in exchange for 100% of all outstanding Milacron common stock;
•	the removal of the effects of Milacron's adoption of ASC 842, Leases, as the standard was not adopted in the Hillenbrand financial statements for the periods disclosed;
•	the proceeds and uses of the new and amended financing arrangements to be entered into in connection with the transaction; and
•	transaction costs specific to this proposed acquisition.

The following unaudited pro forma condensed combined financial statements and related notes are based on, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes, which are incorporated by reference into this Form 8-K:

•	the separate audited consolidated financial statements of Hillenbrand as of and for the fiscal year ended September 30, 2018 and the related notes included in Hillenbrand's Annual Report on Form 10-K for the fiscal year ended September 30, 2018;
•	the separate unaudited consolidated financial statements of Hillenbrand as of and for the nine months ended June 30, 2019 and the related notes included in Hillenbrand's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019;
•	the separate audited consolidated financial statements of Milacron as of and for the year ended December 31, 2018 and the related notes included in Milacron's Current Report on Form 8-K filed with the SEC on September 6, 2019; and
•	the separate unaudited consolidated financial statements of Milacron as of and for the six months ended June 30, 2019 and the related notes included Milacron's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019.

The historical consolidated financial information in the unaudited pro forma condensed combined financial statements has been adjusted to give effect to events that are (i) factually supportable, (ii) directly attributed to the transaction, and (iii) with respect to the unaudited pro forma condensed combined statements of income, expected to have a continuing impact on the combined results of Hillenbrand and Milacron. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative and informational purposes only, and are preliminary and not necessarily indicative of what Hillenbrand's financial position or results of operations actually would have been had the transaction been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the financial position or operating results of Hillenbrand after the transaction. The unaudited pro forma condensed combined financial statements contain estimated adjustments, which are based on information available to management; accordingly, such adjustments are subject to change and the impact of such changes may be material. The consummation of the transaction remains subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals and approval by Milacron’s stockholders, and there can be no assurance that the transaction will occur on or before a certain time, on the terms described herein, or at all.

2

Hillenbrand, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of June 30, 2019
	Historical
(in millions)	Hillenbrand	Milacron as Reclassified (Note 2)	Pro Forma Adjustments	(Note 6)	Pro Forma Combined
ASSETS
Current Assets
Cash and cash equivalents	$64.4	$152.2	$—	(A)	$216.6
Trade receivables, net	198.8	151.5	—		350.3
Receivables from long-term manufacturing contracts	158.6	—	—		158.6
Inventories	186.7	249.0	—		435.7
Prepaid expenses	29.0	18.7	—		47.7
Other current assets	20.7	22.4	(1.8)	(B)	41.3
Current assets held for sale	—	70.4	—		70.4
Total current assets	658.2	664.2	(1.8)		1,320.6
Property, plant, and equipment, net	136.6	206.9	—		343.5
Operating lease right-of-use assets	—	33.3	(33.3)	(C)	—
Intangible assets, net	471.1	285.9	339.1	(D)	1,096.1
Goodwill	586.8	515.6	343.0	(E)	1,445.4
Other assets	37.9	24.7	—		62.6
Total Assets	$1,890.6	$1,730.6	$647.0		$4,268.2
LIABILITIES
Current Liabilities
Trade accounts payable	$224.5	$101.3	$—		$325.8
Liabilities from long-term manufacturing contracts and advances	109.2	31.6	—		140.8
Current portion of long-term debt	—	1.5	—		1.5
Accrued compensation	68.9	22.7	—		91.6
Other current liabilities	123.7	71.6	(9.6)	(A), (B), (C)	185.7
Current liabilities held for sale	—	17.0	—		17.0
Total current liabilities	526.3	245.7	(9.6)		762.4
Long-term debt	323.2	825.0	904.4	(F)	2,052.6
Accrued pension and postretirement healthcare	114.2	27.4	—		141.6
Deferred income taxes	70.8	57.2	66.4	(G)	194.4
Operating lease liabilities	—	25.7	(25.7)	(C)	—
Other long-term liabilities	60.3	17.8	(21.2)	(B), (F)	56.9
Total Liabilities	1,094.8	1,198.8	914.3		3,207.9
EQUITY
Shareholders’ equity	781.2	531.8	(267.3)	(H)	1,045.7
Noncontrolling interests	14.6	—	—		14.6
Total Equity	795.8	531.8	(267.3)		1,060.3
Total Liabilities and Equity	$1,890.6	$1,730.6	$647.0		$4,268.2

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

3

Hillenbrand, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

	For the Nine Months June 30, 2019
	Historical
(in millions)	Hillenbrand	Milacron as Reclassified (Note 2)	Pro Forma Adjustments	(Note 7)	Pro Forma Combined
Net revenue	$1,321.5	$809.6	$—		$2,131.1
Cost of goods sold	865.2	558.3	—		1,423.5
Gross profit	456.3	251.3	—		707.6
Operating expenses	275.2	162.0	(7.9)	(A)	429.3
Amortization expense	25.0	17.0	4.4	(B)	46.4
Interest expense	16.1	30.0	25.1	(C)	71.2
Other income (expense), net	0.1	(3.9)	—		(3.8)
Income before income taxes	140.1	38.4	(21.6)		156.9
Income tax expense	39.9	13.8	(5.8)	(D)	47.9
Consolidated net income	100.2	24.6	(15.8)		109.0
Less: Net income attributable to noncontrolling interests	3.5	—	—		3.5
Net income (1)	$96.7	$24.6	$(15.8)		$105.5

Net income (1) — per share of common stock:
Basic earnings per share	$1.54				$1.42
Diluted earnings per share	$1.52				$1.41
Weighted average shares outstanding (basic)	62.9			(E)	74.3
Weighted average shares outstanding (diluted)	63.4			(E)	74.8

(1) Net income attributable to Hillenbrand

Hillenbrand, Inc.

Unaudited Pro Forma Condensed Combined Income Statement

	For the Year Ended September 30, 2018
	Historical
(in millions)	Hillenbrand	Milacron as Reclassified (Note 2)	Pro Forma Adjustments	(Note 7)	Pro Forma Combined
Net revenue	$1,770.1	$1,164.7	$—		$2,934.8
Cost of goods sold	1,127.2	796.9	—		1,924.1
Gross profit	642.9	367.8	—		1,010.7
Operating expenses	378.9	229.7	—		608.6
Amortization expense	30.2	24.7	18.8	(B)	73.7
Impairment charge	63.4	—	—		63.4
Interest expense	23.3	44.1	29.4	(C)	96.8
Other (expense) income, net	(0.6)	(4.2)	—		(4.8)
Income before income taxes	146.5	65.1	(48.2)		163.4
Income tax expense	65.3	18.5	(13.0)	(D)	70.8
Consolidated net income	81.2	46.6	(35.2)		92.6
Less: Net income attributable to noncontrolling interests	4.6	—	—		4.6
Net income (1)	$76.6	$46.6	$(35.2)		$88.0

Net income (1) — per share of common stock:
Basic earnings per share	$1.21				$1.18
Diluted earnings per share	$1.20				$1.17
Weighted average shares outstanding (basic)	63.1			(E)	74.5
Weighted average shares outstanding (diluted)	63.8			(E)	75.2

(1) Net income attributable to Hillenbrand

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

4

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in millions, except per share data)

1.	Basis of Presentation

The accompanying unaudited pro forma condensed combined financial statements and these notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statements of income for the nine months ended June 30, 2019 and the year ended September 30, 2018 combine the historical consolidated statements of income of Hillenbrand and Milacron, giving effect to the transaction as if it had been completed on October 1, 2017. The accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2019 combines historical consolidated balance sheets of Hillenbrand and Milacron, giving effect to the transaction as if it had been completed on June 30, 2019.

As Milacron's fiscal year of December 31 is within 93 days of Hillenbrand's September 30 fiscal year, Hillenbrand's pro forma condensed combined statement of income for the fiscal year ended September 30, 2018 includes Milacron's operating results for its respective fiscal year ended December 31, 2018 as permitted by Rule 11-02 of Regulation S-X. The unaudited condensed combined income statement for the nine months ended June 30, 2019 combines the historical results of Hillenbrand for the nine months ended June 30, 2019 and the historical results of Milacron for the nine months ended June 30, 2019, derived by combining Milacron’s six month unaudited consolidated statement of income for the six months ended June 30, 2019 and Milacron's unaudited consolidated statement of income for the three months ended December 31, 2018.

Hillenbrand's and Milacron's historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. As discussed in Note 2, certain reclassifications were made to align Hillenbrand's and Milacron's financial statement presentation. Hillenbrand has not identified all adjustments necessary to conform Milacron's accounting policies to Hillenbrand's accounting policies. As more information becomes available, Hillenbrand will perform a more detailed review of Milacron's accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company's financial information. Further, there were no material intercompany transactions or balances between Hillenbrand and Milacron as of and for the nine months ended June 30, 2019 and for the fiscal year ended September 30, 2018.

The accompanying unaudited pro forma condensed combined financial statements and these notes were prepared using the acquisition method of accounting under the provisions of ASC 805, with Hillenbrand considered the acquirer of Milacron. ASC 805 requires, amongst other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of Milacron based upon management's preliminary estimate of their fair values as of June 30, 2019. Hillenbrand has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Milacron assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets. Accordingly, assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill.

2.	Reclassification Adjustments

Certain reclassification adjustments have been made to the historical presentation of Milacron financial information in order to conform to a combined Hillenbrand balance sheet and income statements. In order to prepare the unaudited pro forma condensed combined financial statements, Hillenbrand performed a preliminary review of Milacron’s accounting policies. After the transaction is completed, the combined company will conduct an additional review of Milacron’s accounting policies to determine if differences in accounting policies require further adjustment or reclassification of Milacron’s results of operations, assets or liabilities to conform to Hillenbrand’s accounting policies and classifications. As a result of that review, the combined company may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements.

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Milacron Holdings Corp.

Unaudited Reclassified Condensed Balance Sheet

Milacron Historical	Hillenbrand Historical	As of June 30, 2019
Consolidated Balance Sheet Line Items	Consolidated Balance Sheet Line Items	Milacron Historical	Reclassification Adjustments	Notes	Milacron Reclassified
Cash and cash equivalents	Cash and cash equivalents	$152.2	—		$152.2
Accounts receivable, net	Trade receivables, net	151.5	—		151.5
Total inventories, net	Inventories	249.0	—		249.0
	Prepaid expenses	—	18.7	(A)	18.7
Prepaid and other current assets	Other current assets	41.1	(18.7)	(A)	22.4
Current assets held for sale		70.4	—	(B)	70.4
Total current assets	Total current assets	664.2	—		664.2
Property and equipment, net	Property, plant, and equipment, net	206.9	—		206.9
Operating lease right-of-use assets		33.3	—	(B)	33.3
Goodwill	Goodwill	515.6	—		515.6
Intangible assets, net	Intangible assets, net	285.9	—		285.9
Other noncurrent assets	Other assets	24.7	—		24.7
Total assets	Total assets	$1,730.6	—		$1,730.6

Short-term borrowings	Current portion of long-term debt	$1.5	—		$1.5
Accounts payable	Trade accounts payable	101.3	—		101.3
Advanced billings and deposits	Liabilities from long-term manufacturing contracts and advances	31.6	—		31.6
Accrued salaries, wages and other compensation	Accrued compensation	22.7	—		22.7
Other current liabilities	Other current liabilities	71.6	—		71.6
Current liabilities held for sale		17.0	—	(B)	17.0
Total current liabilities	Total current liabilities	245.7	—		245.7
Long-term debt	Long-term debt	825.0	—		825.0
Deferred income tax liabilities	Deferred income taxes	57.2	—		57.2
Accrued pension liabilities	Accrued pension and postretirement healthcare	27.4	—		27.4
Operating lease liabilities		25.7	—	(B)	25.7
Other noncurrent accrued liabilities	Other long-term liabilities	17.8	—		17.8
Total liabilities	Total liabilities	1,198.8	$—		1,198.8

Shareholders' equity	Shareholders' equity	531.8	—		531.8
Total shareholders’ equity	Total shareholders’ equity	531.8	—		531.8
Total liabilities and shareholders' equity	Total liabilities and shareholders' equity	$1,730.6	$—		$1,730.6

(A)	Represents a reclassification of prepaid expenses to conform with Hillenbrand's presentation.

(B)	Represents additional captions that are applicable to Milacron's historical consolidated balance sheet but not Hillenbrand's historical consolidated balance sheet. For Operating lease right-of-use assets and Operating lease liabilities, see Note 6(C) for more information.

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Milacron Holdings Corp.

Unaudited Reclassified Condensed Income Statement

Milacron Historical	Hillenbrand Historical	For the Nine Months Ended June 30, 2019
Consolidated Income Statement Line Items	Consolidated Income Statement Line Items	Milacron Historical	Reclassification Adjustments	Notes	Milacron Reclassified
Net sales	Net revenue	$809.6	—		$809.6
Cost of sales	Cost of goods sold	553.3	5.0	(A)	558.3
Manufacturing margins	Gross profit	256.3	(5.0)		251.3
Operating expenses:
Selling, general and administrative expenses	Operating expenses	162.0	—		162.0
Amortization expense	Amortization expense	17.0	—		17.0
Loss on currency translation		0.6	(0.6)	(B)	—
Other expense, net		7.6	(7.6)	(A)	—
Total operating expenses		187.2	(8.2)		179.0
Operating earnings		69.1	3.2		72.3
Interest expense, net	Interest expense	29.8	0.2	(B)	30.0
Loss on debt extinguishment		0.2	(0.2)	(B)	—
Other non-operating expenses		0.7	(0.7)	(B)	—
	Other (expense) income, net	—	(3.9)	(B)	(3.9)
Earnings from continuing operations before income taxes	Income before income taxes	38.4	—		38.4
Income tax expense	Income tax expense	13.8	—		13.8
Net earnings from continuing operations	Consolidated net income	$24.6	—		$24.6

(A)	Represents a reclassification of Milacron's Other expense, net, to conform with Hillenbrand's presentation. A portion of expense recorded by Milacron within Other expense, net, included restructuring charges related to manufacturing facilities and it is Hillenbrand's accounting policy to classify such charges within Cost of goods sold.

(B)	Represents a reclassification of Milacron's Loss on currency translation, Loss on debt extinguishment, Other non-operating expenses, and certain amounts within Other expense, net to conform with Hillenbrand's presentation.

Milacron Holdings Corp.

Unaudited Reclassified Condensed Income Statement

Milacron Historical	Hillenbrand Historical	For the Year Ended December 31, 2018
Consolidated Income Statement Line Items	Consolidated Income Statement Line Items	Milacron Historical	Reclassification Adjustments	Notes	Milacron Reclassified
Net sales	Net revenue	$1,164.7	—		$1,164.7
Cost of sales	Cost of goods sold	776.0	20.9	(A)	796.9
Manufacturing margins	Gross profit	388.7	(20.9)		367.8
Operating expenses:
Selling, general and administrative expenses	Operating expenses	229.7	—		229.7
Amortization expense	Amortization expense	24.7	—		24.7
Loss on currency translation		2.7	(2.7)	(B)	—
Other expense, net		21.5	(21.5)	(A)	—
Total operating expenses		278.6	(24.2)		254.4
Operating earnings		110.1	3.3		113.4
Interest expense, net	Interest expense	42.9	1.2	(B)	44.1
Loss on debt extinguishment		1.2	(1.2)	(B)	—
Other non-operating expenses		0.9	(0.9)	(B)	—
	Other (expense) income, net	—	(4.2)	(B)	(4.2)
Earnings from continuing operations before income taxes	Income before income taxes	65.1	—		65.1
Income tax expense	Income tax expense	18.5	—		18.5
Net earnings from continuing operations	Consolidated net income	$46.6	—		$46.6

(A)	Represents a reclassification of Milacron's Other expense, net, to conform with Hillenbrand's presentation. A portion of expense recorded by Milacron within Other expense, net, included restructuring charges related to manufacturing facilities and it is Hillenbrand's accounting policy to classify such charges within Cost of goods sold.

(B)	Represents a reclassification of Milacron's Loss on currency translation, Loss on debt extinguishment, Other non-operating expenses, and certain amounts within Other expense, net to conform with Hillenbrand's presentation.

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3.	Divestitures

In May 2019, Milacron entered into a definitive agreement with OC Spartan Acquisition, Inc. ("OC") to sell substantially all of the assets of its Uniloy blow molding business to OC for a purchase price of $52.0. The Uniloy blow molding business is reflected as held for sale and discontinued operations in the historical financial statements of Milacron. Article 11 of Regulation S-X requires that pro forma condensed combined income statement information is presented through continuing operations and accordingly, the historical Milacron discontinued operations have not been presented herein. This transaction was completed on July 1, 2019, prior to Hillenbrand's anticipated acquisition of Milacron. On July 3, 2019, Milacron utilized the proceeds from the sale to make a $52.0 principal repayment on its senior secured term loan facility.

4.	Estimated Purchase Price Consideration

The transaction will be accounted for using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that the assets acquired and liabilities assumed be recognized at their acquisition date fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill. In addition, ASC 805 establishes that consideration transferred in a business combination should be measured at fair value.

The following is a preliminary estimate of the aggregate consideration to be paid by Hillenbrand:

	Note		Amount
Cash consideration:	(A)
Dollars per share of Milacron		$11.80
Shares of Milacron as of August 30, 2019		70.7
Estimated cash consideration to be paid to Milacron shareholders			$834.3
Share consideration:	(A)
Shares of Milacron as of August 30, 2019		70.7
Exchange ratio		0.1612
Hillenbrand common shares to be issued		11.4
Closing share price of Hillenbrand on September 3, 2019		$26.79
Value of Hillenbrand shares issued to shareholders of Milacron			305.4
Estimated repayment of Milacron debt, including accrued interest (as of June 30, 2019)	(B)		833.0
Preliminary fair value of estimated purchase price consideration	(C)		$1,972.7

(A)	Under the terms of the merger agreement, upon closing of the transaction, Milacron common shareholders will be entitled to receive 0.1612 shares of Hillenbrand common stock, no par value, plus $11.80 in cash for each outstanding share of Milacron common stock ("Merger Consideration"). For purposes of the unaudited pro forma condensed combined balance sheet, the estimated purchase price consideration is based on the total Milacron stock issued and outstanding as of August 30, 2019 and the closing price per share of Hillenbrand common stock on September 3, 2019 as well as cash consideration of $11.80 per share. A 10% change in the closing price per share of Hillenbrand common stock would increase or decrease the estimated fair value of share consideration transferred by approximately $30.5.

(B)	Milacron's existing senior secured term loan facility is expected to be repaid in connection with the transaction. The amount outstanding under Milacron's senior secured term loan facility may change between the date of the Milacron balance sheet as of June 30, 2019 used for purposes of these unaudited pro forma condensed combined financial statements and the closing of the transaction. Accordingly, the amount of Milacron debt actually repaid upon the closing of the transaction may differ significantly from the amount to be repaid as of the date of the unaudited pro forma condensed combined financial statements, which could result in higher or lower expected borrowings under Hillenbrand's existing $900.0 revolving credit facility.

(C)	Under the terms of the merger agreement, Milacron's outstanding share-based equity awards (i) in the form of stock options, restricted share awards granted prior to July 12, 2019, restricted stock unit ("RSU") awards granted to a non-employee director of Milacron or prior to July 12, 2019, and performance stock unit ("PSU") awards granted prior to July 12, 2019, in each case, whether vested or unvested, will be cancelled and converted into the right to receive the Merger Consideration upon the closing of the transaction and (ii) in the form of stock appreciation rights, whether vested or unvested, will be canceled and converted into the right to receive a lump sum cash payment based on the value of the Merger Consideration upon the closing of the transaction. In addition, under the terms of the merger agreement, Milacron's outstanding share-based equity awards in the form of restricted share awards granted following July 12, 2019, RSU awards (other than RSU awards held by non-employee directors of Milacron) granted following July 12, 2019, and PSU awards granted following July 12, 2019 will be converted into share-based equity awards of Hillenbrand upon the closing of the transaction.

At this time, Hillenbrand has not completed its analysis and calculations in sufficient detail related to eligible employees and vesting schedules in order to quantify a pro forma adjustment. Any resulting adjustment may result in the recognition of an incremental component of purchase price consideration, which is not currently reflected in the preliminary fair value of estimated purchase price consideration.

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5.	Preliminary Purchase Price Allocation

The preliminary estimated purchase price consideration as shown in Note 4 is allocated to the tangible and intangible assets acquired and liabilities assumed of Milacron based on their preliminary estimated fair values. Hillenbrand has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Milacron assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets. Accordingly, assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary values.

A final determination of the fair value of Milacron’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on Milacron’s actual assets and liabilities as of the closing of the transaction. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma condensed combined financial statements may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company statements of income. The final purchase consideration allocation may be materially different than the preliminary purchase price consideration allocation presented in the unaudited pro forma condensed combined financial statements.

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The following table sets forth a preliminary allocation of the estimated purchase price consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Milacron using Milacron's unaudited consolidated balance sheet as of June 30, 2019, with the excess recorded to goodwill:

	Notes	Amount
Preliminary fair value of estimated total purchase price consideration		$1,972.7

Assets acquired:
Cash and cash equivalents		152.2
Trade receivables, net		151.5
Inventories		249.0
Property, plant, and equipment, net		206.9
Identifiable intangible assets	(B)	625.0
Other assets	(A)	136.2
Total assets acquired	(B)	1,520.8

Liabilities assumed:
Trade accounts payable		(101.3)
Deferred income taxes	(C)	(123.6)
Other liabilities	(A)	(181.8)
Total liabilities assumed	(B)	(406.7)

Less: Net assets		1,114.1
Goodwill		$858.6

(A)	Other assets acquired and Other liabilities assumed exclude the amounts related to Milacron's adoption of ASC 842, Leases. See Note 6(C) for additional information.

(B)	Assets acquired and liabilities assumed are based on the respective carrying amounts as of June 30, 2019, excluding goodwill, intangible assets, and deferred income taxes. See Note 6(D) for details on the pro forma adjustment related to intangible assets.

(C)	See Note 6(G) for details on the pro forma adjustments to deferred income taxes.

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6.	Adjustments to the unaudited pro forma condensed combined balance sheet

Refer to the items below for a reconciliation of the pro forma adjustments reflected in the unaudited pro forma condensed combined balance sheet:

(A)	Reflects the sources and uses of funds relating to the transaction as follows:

	Note	Amount
Sources:
Proceeds from the senior unsecured notes	(i)	$600.0
Proceeds from the term loan	(i)	500.0
Proceeds from revolving credit facility	(i)	634.9
Less: Capitalized deferred financing issuance costs	(ii)	(5.8)
		1,729.1
Uses:
Payments for the settlement of Hillenbrand's forward interest rate swaps	(iii)	(15.9)
Cash issued to the shareholders of Milacron	(iv)	(834.3)
Repayment of Milacron debt (including accrued interest)	(v)	(833.0)
Payments for the settlement of Milacron's interest rate swaps	(B)	(5.0)
Payment of transaction costs	(vi)	(40.9)
		(1,729.1)

Pro forma net adjustment to cash and cash equivalents		$—

(i)	To fund amounts in connection with the transaction, Hillenbrand expects to incur borrowings under a fully committed five-year, $500.0 syndicated term loan and issue $600.0 of senior unsecured notes. Additionally, Hillenbrand currently estimates that it will incur $634.9 of additional borrowings under its existing $900.0 revolving credit facility. The amount of additional borrowings incurred under the $900.0 revolving credit facility as of the closing of the transaction may differ significantly from the expected borrowings as of the date of these unaudited pro forma condensed combined financial statements.

(ii)	Reflects deferred financing costs of $5.8 expected to be incurred in connection with the $500.0 issuance of the term loan and $600.0 issuance of senior unsecured notes. This amount does not reflect bridge facility financing fees as those are included in the payment of transaction costs under note (vi).

(iii)	Represents payments of $15.9 for the settlement of Hillenbrand's forward interest rate swaps previously executed to hedge a portion of the interest rate associated with the $600.0 senior unsecured notes.

(iv)	Represents the cash portion of the estimated purchase price consideration to be paid to the shareholders of Milacron. See Note 4(A) for additional information.

(v)	It is currently expected that Milacron's senior secured term loan facility will be repaid in connection with the transaction. Based upon the principal amount outstanding under Milacron's term loan facility on its balance sheet as of June 30, 2019, a total of $833.0 is expected to be repaid, which is inclusive of accrued interest of $0.5 classified within other current liabilities. Amounts outstanding under this term loan facility may change between the date of the Milacron balance sheet as of June 30, 2019 used for the purposes of these unaudited pro forma condensed combined financial statements and the closing of the transaction. Accordingly, the amount of Milacron debt repaid upon the closing of the transaction may differ significantly from the amount expected to be repaid as of the date of the unaudited pro forma combined financial statements, which could result in higher or lower expected borrowings under Hillenbrand's existing $900.0 revolving credit facility.

(vi)	Reflects estimated cash paid for transaction costs to be incurred by Hillenbrand and Milacron subsequent to June 30, 2019, including bridge facility financing fees.

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(B)	Reflects an adjustment to remove amounts from other current assets, other current liabilities, and other long-term liabilities for the settlement of Milacron's interest rate swaps resulting from the extinguishment of the associated debt:

Amount
Pro forma net adjustment to:
Other current assets	$1.8
Other current liabilities	(1.5)
Other long-term liabilities	(5.3)
Settlement of Milacron interest rate swaps, net	$(5.0)

(C)	As a result of Milacron having a fiscal year ended December 31, ASC 842, Leases, was adopted by Milacron on January 1, 2019 and the resulting lease assets and liabilities are presented on their historical consolidated balance sheet as of June 30, 2019. However, ASC 842 will not be adopted by Hillenbrand until October 1, 2019 due to Hillenbrand having a fiscal year ended September 30. In order to conform to Hillenbrand's presentation resulting from the difference in the adoption date, Milacron's lease assets and liabilities have been removed from the unaudited pro forma condensed combined balance sheet as follows:

Amount
Pro forma net adjustment to:
Operating lease right-of-use assets	$33.3
Other current liabilities	$(7.6)
Operating lease liabilities	$(25.7)

(D)	Reflects an adjustment to intangible assets, net, based on a preliminary fair value assessment:

	Note	Amount
Fair value of intangible assets acquired	(i)	$625.0
Removal of Milacron's historical intangible assets		(285.9)
Pro forma net adjustment to intangible assets, net		$339.1

(i)	Hillenbrand has determined a preliminary estimate of intangible assets, which include customer relationships, technology, trade names, and backlog. See Note 7(B) for the pro forma adjustment related to the amortization of these intangible assets.

(E)	Reflects an adjustment to goodwill based on the preliminary purchase price allocation:

	Note	Amount
Fair value of consideration transferred in excess of the preliminary fair value of assets acquired and liabilities assumed	(i)	$858.6
Removal of Milacron's historical goodwill		(515.6)
Pro forma net adjustment to goodwill		$343.0

(i)	Goodwill represents the excess of the estimated purchase price consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed. Refer to the preliminary estimated purchase price consideration allocation in Note 5.

(F)	In connection with the transaction, Hillenbrand entered into a bridge facility commitment letter, pursuant to which it obtained commitments for a 364-day senior unsecured bridge term loan facility in an aggregate principal amount $1,100.0. Hillenbrand does not intend to draw down on the bridge facility and currently expects the bridge facility commitments to terminate prior to the closing of the transaction once permanent financing has been secured. Hillenbrand currently expects the permanent financing will consist of $600.0 in aggregate principal amount from the issuance of senior unsecured notes, $500.0 from a syndicated term loan, and $634.9 drawn under its existing $900.0 revolving credit facility, as described above. Refer to the table below for a summary of the impact the financing arrangements are expected to have on the unaudited pro forma condensed combined balance sheet.

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	Note	Amount
Proceeds:
Proceeds from the term loan	(i)	$500.0
Proceeds from the senior unsecured notes	(i)	600.0
Proceeds from revolving credit facility	(i)	634.9
Less: Capitalized deferred financing issuance costs	(ii)	(5.8)
Proceeds from issuance of long-term debt, net of capitalized debt issuance costs		1,729.1
Repayments:
Repayment of Milacron's long-term debt, net of debt issuance costs	(iii)	(824.7)
Pro forma net adjustment to long-term debt		$904.4

Settlement of Hillenbrand's forward interest rate swaps:
Pro forma adjustment to other long-term liabilities	(iv)	$(15.9)

(i)	As mentioned in Note 6(A)(i), Hillenbrand expects to incur borrowings under a fully committed five-year, $500.0 syndicated term loan and issue $600.0 of senior unsecured notes. Additionally, Hillenbrand currently estimates that it will incur $634.9 of additional borrowings under its existing $900.0 revolving credit facility.

(ii)	Reflects deferred financing costs of $5.8 expected to be incurred in connection with the $500.0 issuance of the term loan and $600.0 issuance of senior notes. This amount does not reflect bridge facility financing fees.

(iii)	It is currently expected that Milacron’s senior secured term loan facility maturing in September 2023 will be repaid in connection with the transaction. Based upon the amounts of Milacron debt reflected on its balance sheet as of June 30, 2019, a total of $824.7, net of debt issuance costs, is therefore expected to be repaid. Amounts outstanding under this term loan facility may change between the date of the Milacron balance sheet as of June 30, 2019 used for the purposes of these unaudited pro forma condensed combined financial statements and the closing of the transaction. Accordingly, the amount of Milacron debt repaid upon the closing of the transaction may differ from the amount expected to be repaid as of the date of the unaudited pro forma combined financial statements.

(iv)	Reflects a decrease to other long-term term liabilities of $15.9 for the settlement of Hillenbrand's forward interest rate swaps previously executed to hedge a portion of the interest rate associated with the $600.0 senior unsecured notes.

(G)	The following table summarizes the adjustments to deferred income taxes in conjunction with the preliminary allocation of purchase price consideration disclosed in Note 5.

	Note	Amount
Balance of historical Milacron deferred income taxes (at June 30, 2019)		$57.2
Adjustment for acquired intangible assets	(i)	91.6
Adjustment to valuation allowance for certain net operating losses	(ii)	(25.2)
Pro forma opening balance of deferred income taxes (see Note 5)		123.6
Pro forma adjustment to deferred income taxes		$66.4

(i)	Reflects a deferred income tax liability resulting from the preliminary fair value adjustment to intangible assets as disclosed in Note (D) above. The estimate of the deferred income tax liability was determined based on the book and tax basis difference using a blended statutory rate of Hillenbrand of 27%. This estimate of the deferred tax liability is preliminary and is subject to change based upon Hillenbrand's final determination of the fair values of identifiable intangibles.

(ii)	Hillenbrand management has performed a preliminary analysis of Milacron’s U.S. and non-U.S. net operating losses. Based on this preliminary analysis, no limitation as to the total value of U.S. net operating losses was identified under Section 382 of the Internal Revenue Code. However, there may be limitations on the amount of net operating losses that can be used by Hillenbrand within a specific year. The pro forma adjustment considers the preliminary estimation of Hillenbrand’s ability to utilize the deferred tax assets, and therefore, an approximate $25.2 valuation allowance previously recorded in Milacron’s financial statements related to such net operating losses will no longer be recorded post-combination. This estimate is preliminary and is subject to change based upon Hillenbrand’s final analysis performed subsequent to the completion of the transaction.

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(H)	Reflects an adjustment to Hillenbrand and Milacron equity based on the following:

	Note	Amount
Fair value of common stock issued to the sellers	(i)	$305.4
Transaction costs	(ii)	(40.9)
Removal of Milacron 's historical shareholders' equity		(531.8)
Pro forma net adjustment to total Hillenbrand and Milacron equity		$(267.3)

(i)	As disclosed in Note 4(A), the estimated value of Hillenbrand common shares to be issued is $305.4.

(ii)	To record estimated transaction costs to be incurred by Hillenbrand and Milacron subsequent to June 30, 2019, including bridge facility financing fees.

7.	Adjustments to the unaudited pro forma condensed combined statements of income

Refer to the items below for a reconciliation of the adjustments reflected in the unaudited pro forma condensed combined statement of income:

(A)	Hillenbrand and Milacron have incurred $7.9 of transaction costs for the nine months ended June 30, 2019 in connection with the transaction. An adjustment was made to remove these costs as they are non-recurring in nature and will not have a continuing effect on the combined results of Milacron and Hillenbrand.

(B)	The newly acquired intangible assets have been amortized using the straight-line method. Acquired trade names are currently assumed to have indefinite lives, backlog is amortized using an estimated useful life of one year, and technology and customer relationships are amortized using estimated useful lives ranging from ten to twenty years.

Pro forma amortization expense includes amortization expense for the newly identified intangible assets less the amortization expense on Milacron’s historical intangible assets. Hillenbrand is still in the process of evaluating the method of amortization for certain intangible assets and the fair value of all intangible assets. A 10% change in the fair value of the acquired intangible assets would increase or decrease amortization expense by $4.4 for the year ended September 30, 2018 and $2.1 for the nine months ended June 30, 2019.

	Estimated Fair Value	Nine months ended June 30, 2019	Year ended September 30, 2018
Amortization expense for acquired intangible assets	$625.0	$21.4	$43.5
Less: Historical Milacron amortization		(17.0)	(24.7)
Pro forma net adjustment to Amortization expense		$4.4	$18.8

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(C)	Historical interest expense has been adjusted as follows:

	Principal balance	Assumed weighted average interest rate	Note	Nine months ended June 30, 2019	Year ended September 30, 2018
Increases to interest expense:
Revolving credit facility	$634.9		(i)
Senior unsecured notes	600.0		(ii)
Term loan	500.0		(iii)
	$1,734.9	4.1%	(iv)	$53.3	$71.1
Amortization of capitalized deferred financing costs and settlement of forward interest rate swaps			(v)	1.8	2.4
				$55.1	$73.5
Decreases to interest expense:
Historical interest expense of Milacron for debt being repaid				(30.0)	(44.1)
Pro forma adjustment to interest expense, net				$25.1	$29.4

(i)	As mentioned in Note 6(F), Hillenbrand expects to draw on its $900.0 revolving credit facility which bears a variable LIBOR rate or base rate, at Hillenbrand's option, plus a spread based on leverage. Interest expense has been calculated based upon the applicable LIBOR rate as of June 30, 2019, plus the corresponding spread based on leverage resulting from the transaction.

(ii)	As mentioned in Note 6(F), Hillenbrand expects to issue senior unsecured notes in an aggregate principal amount of $600.0. The senior unsecured notes are expected to be issued at fixed rates of interest in multiple series with different maturities. The assumed weighted average interest rate for the senior unsecured notes reflects assumptions regarding interest rates and maturities based on market conditions as of June 30, 2019, but actual terms of the senior unsecured notes will be subject to market conditions at the time of issuance.

(iii)	As mentioned in Note 6(F), Hillenbrand expects to draw $500.0 on the term loan which bears a variable LIBOR rate or base rate, at Hillenbrand's option, plus a spread based on leverage. Interest expense has been calculated based upon the applicable LIBOR rate as of June 30, 2019, plus the corresponding spread based on leverage resulting from the transaction.

(iv)	Represents the assumed combined weighted average interest rate for the revolving credit facility, senior unsecured notes, and term loan. A 0.125% change in the assumed combined weighted average interest rate would increase or decrease interest expense on a pro forma basis by $1.6 and $2.2 for the nine months ended June 30, 2019 and year ended September 30, 2018, respectively.

(v)	Reflects the amortization of deferred financing costs to be incurred as a result of the expected financing. In addition, this amount reflects the impact to interest expense resulting from the settlement of Hillenbrand's forward interest rate swaps designated as interest rate hedges on a portion of the $600.0 senior unsecured notes. This amount does not include financing fees associated with the bridge facility.

(D)	Reflects the income tax impact of the pro forma adjustments utilizing the blended statutory income tax rate of 27% for the nine months ended June 30, 2019 and for the fiscal year ended September 30, 2018.

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(E)	The pro forma basic and diluted earnings per share calculations are based on the basic and diluted weighted average shares of Hillenbrand plus shares issued as part of the transaction. The pro forma basic and diluted weighted average shares outstanding are a combination of historical weighted average shares of Hillenbrand common stock and the share impact as part of the transaction. Weighted average shares outstanding are as follows:

Pro forma weighted average shares - basic	Note	Nine months ended June 30, 2019	Year ended September 30, 2018
Historical Hillenbrand weighted average shares outstanding—basic		62.9	63.1
Shares of Hillenbrand common stock to be issued to Milacron stockholders		11.4	11.4
Pro forma weighted average shares—basic	(i)	74.3	74.5

Pro forma weighted average shares - diluted	Note	Nine months ended June 30, 2019	Year ended September 30, 2018
Historical Hillenbrand weighted average shares outstanding—diluted		63.4	63.8
Shares of Hillenbrand common stock to be issued to Milacron stockholders		11.4	11.4
Pro forma weighted average shares—diluted	(i), (ii)	74.8	75.2

(i)	As mentioned in Note 4(C), certain outstanding share-based equity awards held by Milacron employees will be cancelled and converted into the right to receive the Merger Consideration, which includes 0.1612 shares of Hillenbrand common stock. At this time, Hillenbrand has not completed its analysis and calculations related to eligible employees and vesting schedules in sufficient detail necessary in order to quantify a pro forma adjustment and thus has not been reflected in the basic or diluted weighted average shares.

(ii)	As mentioned in Note 4(C), certain outstanding share-based equity awards held by Milacron employees and granted after July 12, 2019 will be converted into share-based equity awards of Hillenbrand upon the closing of the transaction. At this time, Hillenbrand has not completed its analysis and calculations related to eligible employees and vesting schedules in sufficient detail necessary in order to quantify a pro forma adjustment and thus has not been reflected in the diluted weighted average shares.

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